Arkadia International

5348 Vegas Drive, # 1107 Las Vegas, Nevada 89108

619-507-5806

Email: info@arkadiainternational.com

October 28, 2013

Susan Block

Attorney-Advisor

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Arkadia International

Amendment No. 4 to Registration Statement on Form S-1

Filed October 30, 2013

File No. 333-190067

Dear Ms. Field:

Arkadia International (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment Number 4 to the Registration Statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated October 18, 2013 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on July 22, 2013.

In General

1.	Please provide a currently dated consent from the independent registered public accounting firm.

Our response: We have provided a currently dated consent from the independent registered public accounting firm. Please see Exhibit 23.1.

Prospectus Summary, page 3 Our Business, page 3

2.	Please refer to the fifth paragraph. We note your disclosure in the last sentence that the total revenue that you have had from your inception on February 21, 2013 through September 30, 2013 is $381,371 and your net loss incurred was $40,095. We also note your disclosure in this paragraph that you had a net loss of $48,050 from February 21, 2013 through June 30, 2013 and a net loss of $40,095 from July 1, 2013 through September 30, 2013. Please reconcile the net loss amount disclosed in the last sentence as applicable. Please also revise the prospectus throughout accordingly.

Our response: We have revised the fifth and sixth paragraphs on page 3 with updated information at September 30, 2013. Also, we have revised the prospectus accordingly.

3.	We note that you deleted disclosure which detailed your business activities since formation in February of 2013. Please revise this section to provide a concise summary of your business and current operations to include a brief summary of (i) your business activities since formation in February of 2013 and (ii) the steps you have taken to date to become an operating company. In this regard, we expect that the disclosures contained in the sixth and seventh paragraphs will be incorporated into such revised disclosure. Please also revise the prospectus throughout accordingly.

Our response: We deleted the last sentence of the fifth paragraph and the sixth paragraph from the previous Amendment No. 3 to Form S-1 practically moved this information in to the next paragraph because the staff advised us to do it. Also we revise this section and prospectus to provide a concise summary of our business and updated current operations.

Risk Factors, page 6

4.	We note that certain risk factor headings are bolded, some are bolded and underlined and others are not bolded or underlined. Please revise this section to clearly identify each risk presented. To the extent that you present risk factors under logical topical headings, please clearly identify the topical headings and risks presented thereunder. Consider using consistent formatting, such as bolding or underlining, to differentiate between topical and risk factor headings.

Our response: Now only risk factor headings are bolded. We have identified and arranged present risk factors under logical topical headings.

5.	We note your response to our prior comments 11 and 12 and reissue. We note in response to our prior comments you simply deleted the prior disclosure rather than providing individual risk factors. To the extent that export or import laws, fees or duties, embargos, gasoline prices or taxes, transportation strikes, costs related to third-party transportation providers or costs related to insurance present material risks to your business and operations, please revise to include individual risk factors for each such risk. Alternatively, please confirm that the above listed items do not present material risks to your business and current operations.

Our response: We confirm that the referenced risks factors that were previously disclosed, such as, those regarding export - import laws, embargos, gasoline prices, and taxes, do not present material risks to our business or an investment therein. Additionally, in the table on page 7, we already disclose Russian duties for the import cars.

Import Duties, page 7

6.	We note that certain risk factor headings are bolded, some are bolded and underlined and others are not bolded or underlined. Please revise this section to clearly identify each risk presented. To the extent that you present risk factors under logical topical headings, please clearly identify the topical headings and risks presented thereunder. Consider using consistent formatting, such as bolding or underlining, to differentiate between topical and risk factor headings.

Our response: The World Trade Organization was created to liberalize international trade and regulation of trade and political relations between the Member States. The WTO is the successor in force since 1947, the General Agreement on Tariffs and Trade (GATT). The idea of the WTO is to reduce import tariffs and the mutual opening of markets of the member countries and establish the general principles of international trade on the basis of equality.

We believe that Russia will not be able to unilaterally change the rules of the import of goods and further actions will be predictable.

We revised this risk as: Risk of change the Import duties. Please see page 7.

Business, page 16

7.	Please refer to the second paragraph. The information presented in this paragraph appears dated. Please revise to discuss your business activities since formation in February of 2013 through a more recent date.

Our response: We added and updated inf. in the second paragraph in the “Business: section. Please see pages 16 and 17.

8.	We note your response to our prior comment 16 and reissue in part. Please revise the fourth paragraph to clarify that you do not sell automobiles, special equipment, automobile parts and repair tools in the open market. Please also revise the fourth paragraph to clearly disclose that you are only an intermediary company, if true.

Our response: We have revised the fourth paragraph to clarify that we do not sell automobiles, special equipment, automobile parts and repair tools in the open market and we are the intermediary company. Please see page 16.

Our Services to Date, page 17

9.	We note your response to our prior comment 20 and reissue. Please refer to first paragraph. The information presented in this paragraph appears dated. Please revise this section to accurately disclose your services to date.

Our response: We revised the first paragraph and updated our activities. Please see page 17.

10.	We note your response to our prior comment 21 and reissue. We note your disclosure in (i) the first paragraph that you located cars and arranged shipment for three foreign customers including Mysnikova Irina, Tkachenko Dmitry and Permyakov Denis, (ii) the third paragraph that you located cars and arranged shipment for JK Auto Sales, (iii) the last paragraph that you located hockey equipment and arranged shipment for one purchaser and (iv) the fourth paragraph that you used General Container Line as a transportation service provider. Please revise to discuss in greater detail the nature and scope of the services provided to each customer or by each third-party supplier or service provider. For instance, please clarify the number of orders fulfilled, the contents of the orders, and number of overseas shipments, so that investors can get a sense of your business operations to date. The aforementioned paragraphs as currently drafted continue to appear cursory and do not give investors a clear understanding of your business and operations to date. Please revise each paragraph as applicable.

Our response: In the section, “Our Services to Date,” we have disclosed more information about nature and scope of the services provided to each customer and updated information. Please see page 17.

Management’s Discussion and Analysis of Financial Condition, page 21

General discussion, page 21

11.	The disclosure contained in the first paragraph does not appear consistent with the remainder of the prospectus regarding your focus on automobiles and auto industry equipment. In this regard, we note the references to building and decoration materials, paints, polymers, plastics, tools, electrical equipment and appliances. Please reconcile. To the extent you discuss additional business plans, such as expanding the scope of the items you plan to export and sell, please balance the disclosure with the steps you need to implement to be able to do that, including timeframes and any need for additional financing. Additionally, we note that the first and second paragraphs appear to be identical. Please revise to remove repetitive disclosure.

Our response: We have revised the first paragraph and remove repetitive disclosure. Please see page 21.

Plan of Operations, page 22

12.	Please update your plan of operations to reflect the status as of the date of your next amendment. We note that several of the time frames outlined have passed, but it is unclear whether or not the goals set out for those periods have been achieved. As it appears that any unaccomplished items may affect the goals within future periods, all periods outlined should be revised accordingly. Please also revise the Our Business section on page 3 accordingly.

Our response: We updated our plan of operations by latest current date. Please see page 22.

Notes to Financial Statements

Note 1 – Description of Business, page F-6

13.	You state that recorded revenues were generated from customers’ payments and from commissions earned through contracted services. This suggests that you have recorded revenues on a gross basis with respect to the sale of cars and also recorded revenues on a net basis with respect to commissions earned. This notion is further supported by your disclosure on page 6, which states that 3 customers bought cars from you and use your services to ship their cargo. However, your Statement of Operations on page F-3 only reflects commission revenue. Please clarify whether or not your revenue includes any amounts related to the sale of cars.

Our response: Our revenues were generated from customers’ payments and from commissions earned through contracted services. In our Statement of Operations F-3 we deleted word “Commissions”.

Note 2 – Summary of Significant Accounting Policies, page F-6 Revenue Recognition, page F-7

14.	Your revenue recognition policy continues to reiterate the overall revenue recognition requirements under U.S. GAAP. However, your disclosures should specifically address your policy for recognizing revenue in accordance with U.S. GAAP. For example, you should discuss how your current revenue recognition methodology complies with the Principal-Agent Considerations discussed in ASC Topic 605-45. In particular, tell us how you considered this literature in determining whether to report revenue gross as a principal or net as an agent.

Our response: The Company considered recognizes its revenue on the accrual basis, which considers revenue to be earned when the services have been performed. Revenues are recognized when the risks and rewards of ownership have passed to the customer, based on the terms of sale. We considered gross revenue as a principal.

Please direct any further comments or questions you may have to the company at info@arkadiainternational.com

Thank you.

Sincerely,

/S/ Vladimir Shekhtman

Vladimir Shekhtman, Director, CEO